ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 December 2012 to 16 January 2013

DATE	DETAIL
16 January 2013	Directors Share Interests- Dividend- Reinvestments

16 January 2013	Voting rights and capital (issue and allotment by NG plc)

8 January 2013	Directors Interests-Share Incentive Plan-monthly update

3 January 2013	Voting rights and capital (transfer of shares from treasury)

2 January 2013	Voting rights and capital (end December issued share capital confirmed)

20 December 2012	Directors’ Other Appointment- Mark Williamson

17 December 2012	National Grid notes receipt of Ofgem RIIO T1 and GD1 price control final proposals

10 December 2012	Voting rights and capital (transfer of shares from treasury)

10 December 2012	Directors Interests-Share Incentive Plan-monthly update

3 December 2012	Voting rights and capital (end November issued share capital confirmed)

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following National Grid plc announcements:

15 January 2013: National Grid plc Scrip Dividend (notice of application of scrip dividend listing).
21 December: National Grid plc Approval of Rhode Island rate case settlement.
5 December: Scrip Dividend for 2012/13 Interim Dividend.